Exhibit 6.1

LIFT Aircraft Inc.

3402 Mount Bonnell Rd.

Austin, TX 78731 Phone:+1(512)773-7646

www.ljftaircraft.com

Memorandum of Agreement

This agreement is entered into on 13th day of October 2021 between LIFT Aircraft Inc., a Delaware corporation with its principal place of business in Austin, Texas ("LIFT") on the one hand, and Qarbon Aerospace (Foundation), LLC, a Delaware limited liability company and Qarbon Aerospace (Thailand), Ltd. (collectively "Qarbon Aerospace") on the other hand, for the purpose of confirming that the HEXA aircraft produced by LIFT will qualify under the FAA Part 103 regulations (14 C.F.R. part 103) as an ultralight vehicle and for the purpose of establishing that there is no contract requirement for Qarbon Aerospace to comply with AS9100 or NADCAP in its manufacturing process. The Parties agree that the substance of this Memorandum of Agreement (MOA) will be incorporated into the terms and conditions that are currently being negotiated between the parties for the products being produced by Qarbon Aerospace for the HEXA aircraft.

1 -   LIFT Aircraft represents and warrants that its HEXA aircraft will qualify as an ultralight vehicle as defined in 14 C.F.R. Section 103.1, and agrees that it will not incorporate the structural parts or assemblies supplied by Qarbon Aerospace into any aircraft that does not qualify as an ultralight vehicle under 14 C.F.R. Section 103.1 without the authorization and approval of both the FAA and Qarbon Aerospace for such use. 14 C.F.R. Section 103.1 provides:

"§ 103.1 Applicability

This part prescribes rules governing the operation of ultralight vehicles in the United States. For purposes of this part, an ultralight vehicle is a vehicle that:

(a)	Is used or intended to be used for manned operation in the air by a single occupant;
(b)	Is used or intended to be used for recreation or sport purposes only;
(c)	Does not have any U.S. or foreign airworthiness certificates; and
(d)	If unpowered, weighs less than 155 pounds; or
(e)	If powered:

(1)	Weighs less than 254 pounds empty weight, excluding floats and safety devices which are intended for deployment in a potentially catastrophic situation;
(2)	Has a fuel capacity not exceeding 5 U.S. gallons;
{3)	Is not capable of more than 55 knots calibrated airspeed at full power in level flight; and
(4)	Has a power-off stall speed which does not exceed 24 knots calibrated airspeed."

2 -   LIFT Aircraft agrees that Qarbon Aerospace shall not be required to comply with either AS9100 or NADCAP requirements in the manufacture and assembly of structural components it produces for LIFT for incorporation into the HEXA vehicle.

FAA Title 14, Chapter I, Subchapter F, Part 103, Subpart A, 103.7:

"(a) Notwithstanding any other section pertaining to certification of aircraft or their parts or equipment, ultralight vehicles and their component parts and equipment are not required to meet the airworthiness certification standards specified for aircraft or to have certificates of airworthiness.

(b) Notwithstanding any other section pertaining to airman certification, operators of ultralight vehicles are not required to meet any aeronautical knowledge, age, or experience requirements to operate those vehicles or to have airman or medical certificates.

(c) Notwithstanding any other section pertaining to registration and marking of aircraft, ultralight vehicles are not required to be registered or to bear markings of any type.

FAA Advisory Circular 103-7, paragraph 4a:

''An ultralight vehicle is not subject to Federal aircraft certification and maintenance standards."

FAA Advisory Circular 103-7, paragraph 4a:

"There is no assurance that a particular ultralight vehicle will have consistent performance, controllability, structural integrity, or maintenance."

3 -   Per FAA Advisory Circular AC 103-7, LIFT Aircraft shall use its HEXA vehicle only for either "Recreation and Sport" purposes or for Special Flight Operations used exclusively in the service of a Federal, state or local government as provided in FAA Advisory Circular AC 103-7, Section 35.

Paragraph 14: "Recreation and Sport Purposes Only (103.1b)":

"d. Examples of Situations Involving Money or Some Other Form of Compensation Allowable Under the Recreation and Sport Limitation."

(1) Rental of Ultralight Vehicles. Renting an Ultralight vehicle to another person is permissible."

Section 35 of FAA Circular AC 103-7

35.     SPECIAL FLIGHT OPERATHJNS. There are some spacial operations of ultralight aircraft that are allowed under present regulations.

a.        “Public” Aircraft. An ultralight may be used exclusively in the service of a Federal, state, or local government without an airworthiness certificate. (The pilots do not have to hold pilot certificates.)

(1)       The ultralight must be properly register with the FAA and display appropriate registration markings, and

(2)       All operations must be conducted in accordance with the applicable operating and flight rules of Part 91.

4 -   Per FAA Advisory Circular AC 103-7 LIFT Aircraft will provide that each operator of the HEXA vehicle be responsible for assessing their own risk and assuring their own personal safety:

Paragraph 2: "Background"

"c. The operators of these vehicles are responsible for assessing the risks involved and assuring their own personal safety."

And

Paragraph 4: "What does this mean for the person who wants to fly under part 103?"

“a. You are responsible for your personal safety “Part 103 is based on the assumption that any individual who elects to fly an ultralight vehicle has-assessed the dangers involved and assumes personal responsibility for his/her safety.”

And

Paragraph 11: "Applicability of Part 103"

“b. Operators of ultralights should bear in mind that they are responsible for meeting 103.1 during each flight. The FAA will hold the operator of a given flight responsible if it is later determined that the ultralight did not meet the applicability for operations under Part 103"

5 -   LIFT Aircraft agrees that Qarbon Aerospace shall not be required to deliver a "completed" unit. LIFT Aircraft will install a number of components of the HEXA vehicle, such as the main console and the parachute which includes the explosive ballistics package, and will finalize assembly, testing and verify the units' functionality prior to entry into service.

The substance of this Memorandum of Agreement shall be incorporated into mutually agreed terms and conditions, and shall be superseded when the PO has been amended to include such mutually agreed upon terms and conditions.

LIFT Aircraft, Inc.

By:	/s/ Matt Chasen
Name:	Matt Chasen
Title:	Chief Executive Officer
Date:	October 13, 2021

Qarbon Aerospace (Foundation), LLC

By:	/s/ Melinda Bates
Name:	Melinda Bates
Title:	Vice President, Contracts
Date:	October 18, 2021

Qarbon Aerospace (Thailand), Ltd.

By:	/s/ Melinda Bates
Name:	Melinda Bates
Title:	Vice President, Contracts
Date:	October 18, 2021